40-33

811-2781

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

June 3, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Parise v. Templeton Funds, Inc. and Templeton Global Advisors Ltd., Case No. 3:05-CV-00300-GPM

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned action, which we previously reported to your office:

1. Entry of Appearance
2. Plaintiff's Motion to Remand Pursuant to 28 U.S.C. § 1447(d)
3. Memorandum in Support of Plaintiff's Motion to Remand Pursuant to 28 U.S.C. § 1447(d)

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated,	)
Plaintiffs,	)
vs.	) No. 3:05-CV-00300-GPM
Templeton Funds, Inc. and Templeton Global Advisors, Ltd.,	)
Defendants.	)

ENTRY OF APPEARANCE

Comes now ROBERT KING of the law firm of SWEDLOW & KING LLC and hereby enters his appearance as co-counsel for Plaintiff in the above-captioned matter.

SWEDLOW & KING LLC

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated,	)
Plaintiffs,	)
vs.	) No. 3:05-CV-00300-GPM
Templeton Funds, Inc. and Templeton Global Advisors, Ltd.,	)
Defendants.	)

PLAINTIFF'S MOTION TO REMAND PURSUANT TO 28 U.S.C. § 1447(d)

1. Plaintiff filed this case in 2003.

2. Defendants removed the case once before, and this Court remanded it to state court in 2004.

3. Nothing has taken place in the litigation which makes it removable again now (nor do defendants contend otherwise). Rather, they contend that the decision in *Kircher v. Putnam Funds*, 403 F.3d 478 (7th Cir. 2005), is an "order" within the meaning of 28 U.S.C. § 1446(b) which made the case removable.

4. As discussed in greater detail in the memorandum accompanying this motion, the *Kircher* decision does not constitute the kind of "order" within the meaning of section 1446(b) which authorizes a second removal. *See Doe v. American Red Cross*, 14 F.3d 196 (3d Cir. 1993).

5. Accordingly, this removal is untimely.

WHEREFORE plaintiff requests that the Court enter an order remanding the case to state court pursuant 28 U.S.C. § 1447(d) for the reason that Defendants' second attempted removal is procedurally defective.

SWEDLOW & KING LLC

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751
E-mail: gzelcs@koreintillery.com

BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, P.C.
ANDREW S. FRIEDMAN
FRANCIS J. BALINT, JR.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: (602) 274-1100
Facsimile: (602) 274-1199

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated,	)	
Plaintiffs,	)	
vs.	)	No. 3:05-CV-00300-GPM
Templeton Funds, Inc. and Templeton Global Advisors, Ltd.,	)	
Defendants.	)	

MEMORANDUM IN SUPPORT OF PLAINTIFF'S MOTION TO REMAND PURSUANT TO 28 U.S.C. § 1447(d)

INTRODUCTION

The law is clear that a defendant cannot remove the same case a second time on the same grounds because of a change in the law except in a very narrow circumstance which doesn't even arguably exist here. The narrow circumstance in which a court has allowed a defendant to remove a second time on the same grounds due to a change in the law is where the removing defendant had taken an appeal in a similar case, and the higher court ruled that *that specific defendant* could remove such cases; that ruling explicitly depended upon the same defendant being both the appealing defendant in the similar case and in the case removed for the second time.

Here, however, the Templeton defendants have removed in the exact opposite circumstance: they did *not* appeal the first remand order; someone else did in an unrelated case. A change in the law that results from another party's successful appeal in an unrelated case is not a removable event within the meaning of the removal statute. Accordingly, because this removal comes way too late after the last removable event in this litigation, the case should be remanded pursuant 28 U.S.C. § 1447(d) for the reason that the removal was untimely and thus procedurally defective.

ARGUMENT

This case should be remanded as not having been timely removed because nothing has happened since the remand which would trigger Defendants' right to a second removal.

The right to remove a case from state to federal court is purely a creation of statute, and the procedure for removing a case is therefore strictly governed by statute. WRIGHT & MILLER, FEDERAL PRACTICE AND PROCEDURE § 3721 ("The right to remove a case from a state to a federal court is purely statutory and therefore its scope and the terms of its availability are entirely dependent on the will of Congress."). The exclusive authority for effectuating the removal of a case is 28 U.S.C. § 1446 entitled "Procedure for removal." Section 1446(b) provides for removal in two circumstances: within 30 days of service of the summons (or the defendant's receipt of the initial pleading) or, "[i]f the case stated by the initial pleading is not removable," within 30 days after the defendant's receipt "of a copy of an amended pleading, motion, ***order*** or other paper from which it may first be ascertained that the case is one which is or has become removable ...."

Obviously, the present removal was not within 30 days of service of the summons on any of the Templeton defendants and is untimely under that provision. But can it now be said that "the case stated by the initial pleading [was] not removable"? According to *Kircher v. Putnam Funds*, 403 F.3d 478 (7th Cir. 2005), the case stated by the initial pleading ***was*** removable. For the Court even to apply this provision of section 1446(b) would require the Court to reach exactly the opposite conclusion reached by *Kircher*. The removal statute simply does not afford the

Templeton defendants any opportunity to remove this case a second time. They had their opportunity to remove, they lost and they did not appeal. For them, the removal issue is over. As the Supreme Court has explicitly held, there is "no general equitable doctrine, such as that suggested by the Court of Appeals, which countenances an exception to the finality of a party's failure to appeal merely because his rights are 'closely interwoven' with those of another party" who ***did*** appeal. *Federated Dept. Stores, Inc. v. Moitie*, 452 U.S. 394, 400 (1981).

Even were the Court to entertain the kinds of arguments that are available to a defendant when the "the case stated by the initial pleading is not removable," they do not benefit the Templeton defendants in this case. First of all, the exclusive provision of the removal statute which Defendants have invoked is that which grants a defendant the right to remove within 30 days of its receipt of an "order" "from which it may first be ascertained that the case is one which is or has become removable ...." 28 U.S.C. § 1446(b). With the exception of two dated district court decisions (one of which is contradicted by a later decision of the same court), every court to have interpreted section 1446(b) has agreed that an appellate ruling announcing a new rule of removability is almost never an "order" that makes a case removal. Not surprisingly, Defendants do not cite a single case in support of their Notice of Removal, and the reason is there is no persuasive authority that supports it.

In *Doe v. American Red Cross*, 14 F.3d 196 (3d Cir. 1993), the court held that the Red Cross could remove a case against it a second time due to the Supreme Court's entry of an order in another Red Cross case in which the Court had specifically stated that "the Red Cross is 'thereby authorized to removal from state to federal court of *any* state-law action it *is* defending.'" *Id.* at 201 (quoting *American Nat'l Red Cross v. S.G.*, 505 U.S. 247, 112 S. Ct. 2465, 2467 (1992)). The Third Circuit explained "that an order, as manifested through a court decision, must be sufficiently related to a pending case to trigger Section 1446(b) removability." *Id.* at 202-203. The court further held "that an order is sufficiently related when ... the order in the case came from a court superior in the same judicial hierarchy, ***was directed at a particular defendant*** and expressly ***authorized that same defendant to remove*** an action against it in another case involving similar facts and legal issues." *Id.* at 203. The court stressed that its holding was "extremely confined" and "narrow" based on "unique circumstances." *Id.* at 202, 203. *See also Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001) (noting that in *Doe* "the court explicitly limited its holding to the situation where ***the same party was a defendant in both cases***, involving similar factual situations, and the order expressly authorized removal").

There is no such circumstance in the present case.

Defendants chose not to appeal this Court's remand order, and the law unambiguously prohibits a litigant who foregoes an appeal to be the beneficiary of another litigant's successful appeal of a similar, adverse decision. This Court's remand order as it applies to ***these*** Defendants remains unchanged by the Seventh Circuit's ruling in *Kircher*.

<u>Conclusion</u>

Even if the Court were prepared to hold, contrary to the Seventh Circuit's decision in *Kircher*, that "the case stated by the initial pleading [was] not removable," the Templeton defendants' removal would still be untimely because none of the later removable events enumerated by the statute have occurred in this litigation. As Defendants themselves allege, "[s]ince remand, no activity has taken place in the Circuit Court of Madison County other than" some pre-trial motions and discovery, ***none*** of which would make this case removable – and Defendants do not contend that any of those events make the case removable. Notice of Removal at ¶ 5. The Seventh Circuit's ruling in *Kircher* is not an "order ... from which it may first be ascertained that the case is one which is or has become removable" within the meaning of section 1446(b) because Defendants were not parties to that appeal and the order did not specifically authorize ***them*** to remove this case a second time.

For all of the foregoing reasons, the Court should find Defendants' removal to be procedurally defective and remand the case pursuant 28 U.S.C. § 1447(d).

SWEDLOW & KING LLC

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com

KOREIN TILLERY LLC
STEPHEN M. TILLERY
EUGENE BARASH
10 Executive Woods Court
Swansea, Illinois 62226
Telephone: (618) 277-1180
Facsimile: (314) 241-3525

KOREIN TILLERY LLC
GEORGE A. ZELCS
Three First National Plaza
70 West Madison, Suite 660
Chicago, Illinois 60602
Telephone: (312) 641-9750
Facsimile: (312) 641-9751
E-mail: gzelcs@koreintillery.com

BONNETT, FAIRBOURN,
FRIEDMAN & BALINT, P.C.
ANDREW S. FRIEDMAN
FRANCIS J. BALINT, JR.
2901 N. Central Avenue, Suite 1000
Phoenix, AZ 85012
Telephone: (602) 274-1100
Facsimile: (602) 274-1199

Attorneys for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on May 23, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Frank N. Gundlach
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
fgundlach@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 241-4844
Facsimile: (314) 241-3525
E-mail: king@swedlowking.com